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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For	PRESS RELEASE #33/03 ISSUED ON NOVEMBER 11, 2003

QUEBECOR WORLD INC.

(Translation of Registrant's Name into English)
612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

(Address of Principal Executive Office)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F    ☐            Form 40-F  ☒

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes    ☐            No  ☒

QUEBECOR WORLD INC.
Filed in this Form 6-K

Documents index

1.
Press Release issued on November 11, 2003 (#33/03)

November 11, 2003	33/03

For immediate release	Page 1 of 2

QUEBECOR WORLD RENEWS CONTRACT
WITH NEW YORK DAILY NEWS

Montréal, Canada — Quebecor World Inc. (NYSE, TSX: IQW) has reached an agreement on a new three-year contract to print the Sunday TV supplement, New York Vue, for the New York Daily News. This agreement is an extension of a five-year relationship between Quebecor World and the Daily News.

In addition to New York Vue, Quebecor World will also print other specialized Sunday supplements for the Daily News.

"We are very pleased to extend our relationship with the New York Daily News," said Jean Neveu, President Quebecor and CEO Quebecor World Inc. "They are an important customer of ours and one more example of our strategy of partnering with North America's leading publishers. We look forward to serving them for many years to come."

Said Les Goodstein, President and Chief Operating Officer of the Daily News, "Quebecor World has been an important supplier of ours since 1997. We are happy to extend this relationship to print New York Vue."

Quebecor will print over 1 million copies of the New York Vue each week serving 3 million readers each and every Sunday.

Founded in 1919, the Daily News — New York's Hometown Paper — is the best -selling newspaper in New York City and New York State and the Fourth best-selling daily newspaper in America.

For immediate release	Page 2 of 2

Quebecor World Inc. (NYSE; TSE: IQW) is the largest commercial printer in the world. It is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. Quebecor World Inc. has approximately 38,000 employees working in more than 160 printing and related facilities in the United States, Canada, Brazil, France, the United Kingdom, Belgium, Spain, Austria, Sweden, Switzerland, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

Web address: www.quebecorworld.com

For further information please contact:
Jeremy Roberts	Tony Ross
Vice-President,	Director, Communications
Corporate Finance and	Quebecor World Inc.
Investor Relations	(514) 877-5317
Quebecor World Inc.	(800) 567-7070
(514) 877-5118 (800) 567-7070

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.
By:	/s/ RAYNALD LECAVALIER
Name:	Raynald Lecavalier
Title:	Vice President, Corporate General Counsel and Secretary

Date:	November 11, 2003

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QUEBECOR WORLD INC. Filed in this Form 6-K
QUEBECOR WORLD RENEWS CONTRACT WITH NEW YORK DAILY NEWS
SIGNATURES